UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 5, 2017

ONCOGENEX PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	033-80623	95-4343413
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

19820 North Creek Parkway Bothell, Washington		98011
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (425) 686-1500

N/A

(Former name or former address if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On January 5, 2017, OncoGenex Pharmaceuticals, Inc. (“OncoGenex”), Ash Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of OncoGenex (“Merger Sub 1”), Ash Acquisition Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of OncoGenex (“Merger Sub 2” and together with Merger Sub 1, the “Merger Subs”), and Achieve Life Science, Inc., a Delaware corporation (“Achieve”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other things, and subject to approval by the stockholders of OncoGenex and Achieve, Merger Sub 1 will merge with and into Achieve (the “First Merger”), with Achieve becoming a wholly-owned subsidiary of OncoGenex and the surviving corporation of the First Merger (the “Initial Surviving Corporation”) and promptly following the First Merger, the Initial Surviving Corporation shall merge with and into Merger Sub 2 (the “Second Merger” and together with the First Merger, the “Merger”) with Merger Sub 2 continuing as the surviving entity in the Second Merger as a direct wholly owned subsidiary of OncoGenex. The First Merger and the Second Merger, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended. The surviving company is expected to be renamed Achieve Life Sciences, Inc. and is referred to herein as the “Combined Company.” The Merger is expected to close mid-2017.

Subject to the terms and conditions of the Merger Agreement, at the closing of the First Merger, each outstanding share of Achieve common stock will be converted into the right to receive approximately 4,242.8904 shares of common stock of OncoGenex, subject to adjustment as provided in the Merger Agreement based on increases or decreases in Achieve’s fully-diluted capitalization, as well as the payment of cash in lieu of fractional shares. Immediately following the effective time of the Merger, OncoGenex equityholders are expected to own approximately 25% of the outstanding capital stock of the Combined Company on a fully diluted basis, and the Achieve equityholders are expected to own approximately 75% of the outstanding capital stock of the Combined Company on a fully diluted basis.

Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by the stockholders of OncoGenex and Achieve. The Merger Agreement contains certain termination rights for both OncoGenex and Achieve, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $500,000. In addition, the Merger Agreement provides that if either party breaches certain covenants regarding alternative transactions to those contemplated by the Merger Agreement, the breaching party may be required to pay the other party a termination fee of $1,000,000. In connection with certain terminations of the Merger Agreement, either party may be required to pay the other party’s third party expenses up to $500,000.

At the effective time of the First Merger, the Board of Directors of OncoGenex is expected to consist of seven members, three of whom will be designated by OncoGenex and four of whom will be designated by Achieve. Additionally, at the effective time of the First Merger, Rick Stewart, the current Chairman of Achieve, is expected to be the Chairman and Chief Executive Officer of the Combined Company; Anthony Clarke, the current Chief Scientific Officer of Achieve, is expected to be the Chief Scientific Officer of the Combined Company; and John Bencich, the current Chief Financial Officer of OncoGenex and Cindy Jacobs, the current Chief Medical Officer of OncoGenex, are expected to continue to serve the Combined Company in the same roles.

The preceding summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1, and which is incorporated herein by reference.

Support Agreements

In accordance with the terms of the Merger Agreement, (i) certain officers and directors of OncoGenex, who collectively hold approximately 1.2 percent of the outstanding shares of OncoGenex capital stock as of the close of business on January 4, 2017, have each entered into a support agreement with Achieve (the “OncoGenex Support Agreements”), and (ii) certain officers, directors and stockholders of Achieve, who collectively hold approximately 78 percent of the outstanding shares of Achieve capital stock as of the close of business on January 4, 2017, have each entered into a support agreement with OncoGenex (the “Achieve Support Agreements,” together with the OncoGenex Support Agreements, the “Support Agreements”). The Support Agreements include covenants as to the voting of such shares in favor of approving the transactions contemplated by the Merger Agreement and against actions that could adversely affect the consummation of the Merger.

The Support Agreements will terminate upon the earlier of the consummation of the First Merger or the termination of the Merger Agreement by its terms.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the forms of Support Agreements, which are attached as Exhibits 10.1 and 10.2 to this current report on Form 8-K and are incorporated herein by reference.

Lock-Up Agreements

Concurrently and in connection with the execution of the Merger Agreement, (i) certain officers and directors of OncoGenex, who collectively hold approximately 1.2 percent of the outstanding shares of OncoGenex capital stock as of the close of business on January 4, 2017 and (ii) certain officers, directors and stockholders of Achieve, who collectively hold approximately 78 percent of the outstanding shares of Achieve capital stock as of the close of business on January 4, 2017, have each entered into lock-up agreements with OncoGenex, in substantially the form of Exhibit 10.03 hereto (the “Lock-Up Agreement”), pursuant to which, subject to certain exceptions, each stockholder will be subject to a 180-day (the “Lock-Up Period”) lock-up on the sale of shares of capital stock of OncoGenex, which Lock-Up Period shall begin upon the consummation of the First Merger.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Lock-Up Agreement, which is attached as Exhibit 10.3 to this current report on Form 8-K and is incorporated herein by reference.

Contingent Value Rights Agreement

OncoGenex will issue contingent value rights (each, a “CVR” and collectively, the “CVRs”) to existing OncoGenex stockholders prior to the completion of the First Merger. One CVR will be issued for each share of OncoGenex common stock outstanding as of the record date for such issuance. Each CVR will be a non-transferable right to potentially receive certain cash, equity or other consideration received by the Combined Company in the event the Combined Company receives any such consideration during the five-year period after consummation of the First Merger as a result of the achievement of certain clinical milestones, regulatory milestones, sales-based milestones and/or up-front payment milestones relating to OncoGenex’s apatorsen product candidate (the “Milestones”), upon the terms and subject to the conditions set forth in a contingent value rights agreement to be entered into between OncoGenex, Achieve and an as of yet unidentified third party, as rights agent (the “CVR Agreement”). The aggregate consideration to be distributed to the holders of the CVRs, if any, will be equal to 80% of the consideration received by the Combined Company as a result of the achievement of the Milestones less certain agreed to offsets, as determined pursuant to the CVR Agreement. Under the CVR Agreement, for a period of six months beginning in February 2017, OncoGenex will use certain defined efforts to enter into an agreement with a third party regarding the development and/or commercialization of OncoGenex’s apatorsen product. At the expiration of this six-month period, if a third party has not entered into a term sheet for the development or commercialization of apatorsen, the Combined Company will no longer be contractually required to pursue an agreement regarding apatorsen and no consideration will be payable to the holders of CVRs.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the form of CVR Agreement, which is attached as Exhibit 10.4 to this current report on Form 8-K and is incorporated herein by reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

If approved, upon completion of the First Merger, Scott Cormack, the Chief Executive Officer of OncoGenex, will resign as the Chief Executive Officer of the Combined Company, but is expected to continue to serve on the Combined Company’s board of directors.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On January 5, 2017, the Board of Directors of OncoGenex amended and restated the Fifth Amended and Restated Bylaws of OncoGenex by adding a new Section 10 (the “Bylaws”), which provides that, unless OncoGenex consents in writing to an alternative forum, any court located in the State of Delaware shall be the sole and exclusive forum for any and all internal corporate claims, including (i) any derivative action or proceeding brought on behalf of OncoGenex, (ii) any action asserting a claim of breach of fiduciary duty owed by any stockholder, director, officer, employee or agent of OncoGenex to OncoGenex or its stockholders, (iii) any action asserting a claim pursuant to or under any provision of the Delaware General Corporation Law or the OncoGenex certificate of incorporation or bylaws, (iv) any action to interpret, apply, enforce or determine the validity of the OncoGenex certificate of incorporation or bylaws or (v) any action asserting a claim governed by the internal affairs doctrine.

The foregoing description of the Bylaws is qualified in its entirety by reference to the Bylaws, a copy of which is filed as Exhibit 3.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 8.01	Other Events.

On January 5, 2017, OncoGenex and Achieve announced the execution of the Merger Agreement and related matters described in Item 1.01 above. A copy of the joint news release and quotes regarding the Merger are filed as Exhibits 99.1 and 99.2 to this current report on Form 8-K and are incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

Reference is made to the Exhibit Index included with this Current Report on Form 8-K.

Important Additional Information about the Proposed Merger

This communication is being made in respect of the proposed merger involving OncoGenex and Achieve. OncoGenex intends to file a registration statement on Form S-4 with the SEC, which will contain a joint proxy statement/prospectus and other relevant materials, and plans to file with the SEC other documents regarding the proposed transaction. The final joint proxy statement/prospectus will be sent to the stockholders of OncoGenex and Achieve. The joint proxy statement/prospectus will contain information about OncoGenex, Achieve, the proposed merger and related matters. Stockholders are urged to read the joint proxy statement/prospectus (including any amendments or supplements) and other documents filed with the SEC carefully in their entirety when they become available, as they will contain important information that stockholders should consider before making a decision about the merger and related matters. In addition to receiving the joint proxy statement/prospectus and proxy card by mail, stockholders will also be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about OncoGenex, without charge, from the SEC’s website (http://www.sec.gov) or, without charge, by directing a written request to: OncoGenex Pharmaceuticals, Inc., 19820 North Creek Parkway, Suite 201, Bothell, WA 98011, Attention: Investor Relations or to Achieve Life Science, Inc., 30 Sunnyside Avenue, Mill Valley, CA 94941, Attention: Rick Stewart.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in Solicitation

OncoGenex and its executive officers and directors may be deemed to be participants in the solicitation of proxies from OncoGenex’s stockholders with respect to the matters relating to the proposed merger. Achieve and its officers and directors may also be deemed a participant in such solicitation. Information regarding OncoGenex’s executive officers and directors is available in OncoGenex’s proxy statement on Schedule 14A, filed with the SEC on April 21, 2016. Information regarding any interest that OncoGenex, Achieve or any of the executive officers or directors of OncoGenex or Achieve may have in the transaction with Achieve will be set forth in the joint proxy statement/prospectus that OncoGenex intends to file with the SEC in connection with its stockholder vote on matters relating to the proposed merger. Stockholders will be able to obtain this information by reading the joint proxy statement/prospectus when it becomes available.

Forward Looking Statements

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the terms, timing, conditions to and anticipated completion of the proposed merger; the expected ownership of the combined company and the composition of the combined company’s board of directors and management team; the anticipated distribution to OncoGenex stockholders of contingent value rights (CVRs) immediately prior to the merger and the terms, timing and value of such CVRs; the potential benefits and value of the proposed merger to the OncoGenex and Achieve stockholders; the capitalization and resources of the combined company; the sufficiency of the combined organization’s resources to fund the advancement of any development program, the completion of any clinical trial or the commercialization of any product in the United States or elsewhere; the safety, efficacy and projected development timeline and commercial potential of any product candidates; the combined company’s plans, objectives, expectations and intentions with respect to future operations and products; and the expectations regarding voting by the OncoGenex and Achieve stockholders. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. OncoGenex and/or Achieve may not actually achieve the proposed merger, or any plans or product development goals in a timely manner, if at all, or otherwise carry out the intentions or meet the expectations or projections disclosed in these forward-looking statements. These statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements, including, among others, the failure of the OncoGenex or Achieve stockholders to approve the transaction; the failure of either party to meet the closing conditions of the transaction; delays in completing the transaction and the risk that the transaction may not be completed at all; the failure to realize the anticipated benefits from the transaction or delay in realization thereof; the success of the combined businesses; operating costs and business disruption during the pendency of and following the proposed merger; the risk that the CVRs may not be distributed prior to the completion of the merger or at all or may not be paid out or result in any value to OncoGenex’s stockholders; general business and economic conditions; the combined company’s need for and ability to obtain additional financing; and the risks associated with the process of developing, obtaining regulatory approval for and commercializing drug candidates that are safe and effective for use as human therapeutics; and the other factors described in our risk factors set forth in OncoGenex’s filings with the Securities and Exchange Commission from time to time, including its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. OncoGenex undertakes no obligation to update the forward-looking statements contained herein or to reflect events or circumstances occurring after the date hereof, other than as may be required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ONCOGENEX PHARMACEUTICALS, INC.

Date: January 5, 2017	/s/ John Bencich
John Bencich Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Agreement and Plan of Merger and Reorganization, dated as of January 5, 2017, by and among OncoGenex Pharmaceuticals, Inc., Ash Acquisition Sub, Inc., Ash Acquisition Sub 2, Inc. and Achieve Life Science, Inc.

3.1	Sixth Amended and Restated Bylaws of OncoGenex Pharmaceuticals, Inc.

10.1	Form of Support Agreement, by and between OncoGenex Pharmaceuticals, Inc. and certain directors, officers and stockholders of Achieve Life Science, Inc.

10.2	Form of Support Agreement, by and between Achieve Life Science, Inc. and certain directors and officers of OncoGenex Pharmaceuticals, Inc.

10.3	Form of Lock-Up Agreement, by and between OncoGenex Pharmaceuticals, Inc. and certain directors, officers and stockholders of Achieve Life Science, Inc. and OncoGenex Pharmaceuticals, Inc.

10.4	Form of CVR Agreement, by and between OncoGenex Pharmaceuticals, Inc., Achieve Life Science, Inc. and a Rights Agent to be determined.

99.1	Press release dated January 5, 2017.

99.2	OncoGenex and Achieve Quotes Regarding the Merger.

*	The schedules and exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.